UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

Commission file number: 000-51380

SILICON MOTION TECHNOLOGY CORPORATION

(Translation of registrant’s name into English)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On August 31, 2022, Silicon Motion Technology Corporation (the “Company”) held its extraordinary general meeting of shareholders (the “EGM”) to consider certain proposals related to the Agreement and Plan of Merger, dated May 5, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among MaxLinear, Inc., a Delaware corporation (“Parent”), Shark Merger Sub, an exempted company incorporated and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). At the EGM, shareholders of the Company approved, by the requisite vote, the acquisition of the Company by Parent, including the approval of: (a) the Merger Agreement; (b) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands; (c) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; and (d) all other transactions and arrangements contemplated by the Merger Agreement. The transaction is subject to certain regulatory approvals and customary closing conditions.

EXHIBIT INDEX

99.1	Joint Press Release of MaxLinear, Inc. and Silicon Motion Technology Corporation, dated August 31, 2022.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The proxy statement of the Company and prospectus of Parent has been sent or given to the securityholders of the Company and contain important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement of the Company and prospectus of Parent or any other document that may be filed or furnished by the Company or Parent with the Securities and Exchange Commission (“SEC”) or provided to the Company’s securityholders. Investors and securityholders are urged to read the proxy statement of the Company and prospectus of Parent in its entirety and other relevant documents filed with or furnished to the SEC or provided to the Company’s securityholders in connection with the proposed transaction or incorporated by reference therein because they contain important information about the proposed transaction and the parties to the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Riyadh Lai

Name: Riyadh Lai
Title: Chief Financial Officer

Date: August 31, 2022